SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 0-12345

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STILLWATER MINING COMPANY

401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

STILLWATER MINING COMPANY

26 West Dry Creek Circle, Suite 400

Littleton, CO 80120

REQUIRED INFORMATION

1.	Financial statements filed as a part of this annual report: Stillwater Mining Company 401(k) Plan - Financial Statements as of December 31, 2015 and 2014, and for the year ended December 31, 2015 (with Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2015 and 2014, the Statement of Changes in Net Assets Available For Benefits for the year ended December 31, 2015, and the Notes to Financial Statements, together with supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015.

2.	Exhibits filed as part of this annual report: Exhibit 23.1 – Consent of Tanner LLC, Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY 401(k) PLAN

June 28, 2016	/s/ Kristen Koss
Date	Kristen Koss
Vice President, Human Resources

STILLWATER MINING COMPANY

401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

AS OF DECEMBER 31, 2015 AND 2014

AND FOR THE YEAR ENDED DECEMBER 31, 2015

STILLWATER MINING COMPANY

401(k) PLAN

DECEMBER 31, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the Stillwater Mining Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Stillwater Mining Company 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Management of the Plan has determined that the Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 28, 2016

(2)

STILLWATER MINING COMPANY

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
INVESTMENTS (at Fair Value)
Mutual Funds	$46,016,201	$47,514,919
Stillwater Mining Company Common Stock	10,086,120	14,317,675

Total Investments at Fair Value	56,102,321	61,832,594

FULLY BENEFIT-RESPONSIVE GUARANTEED
INCOME FUND (at Contract Value)	17,336,699	20,027,800

RECEIVABLES
Notes Receivable from Participants	1,563,250	1,520,523
Accrued Interest on Notes Receivable from Participants	3,491	3,331
Employer Contributions	90,399	196,407
Participant Contributions and Loan Repayments	134,987	143,059

Total Receivables	1,792,127	1,863,320

Total Assets	75,231,147	83,723,714

LIABILITIES

ACCOUNTS PAYABLE	17,041	—

NET ASSETS AVAILABLE FOR BENEFITS	$75,214,106	$83,723,714

See accompanying Notes to Financial Statements.

(3)

STILLWATER MINING COMPANY

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

ADDITIONS:

INVESTMENT (LOSS) INCOME
Net Depreciation in Fair Value of Investments	$(8,514,626)
Interest and Dividends	798,228

Total Investment Loss	(7,716,398)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	82,208

CONTRIBUTIONS
Employer Contributions of Employer Securities	1,780,952
Employer Contributions	1,071,640
Participant Contributions	3,682,835
Participant Rollovers	97,973

Total Contributions	6,633,400

Total Additions	(1,000,790)

DEDUCTIONS:

BENEFITS PAID TO PARTICIPANTS	7,840,645

ADMINISTRATIVE EXPENSES	88,290

Total Deductions	7,928,935

Net Decrease Before Net Transfers from Other Company Plan	(8,929,725)

NET TRANSFERS FROM OTHER COMPANY PLAN	420,117

Net Decrease in Net Assets Available for Benefits	(8,509,608)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	83,723,714

End of Year	$75,214,106

See accompanying Notes to Financial Statements.

(4)

STILLWATER MINING COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 DESCRIPTION OF PLAN

The following description of Stillwater Mining Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a qualified 401(k) defined contribution plan subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan became effective June 1, 1993 and was most recently restated January 1, 2016. The Benefit Plan Committee is responsible for the oversight of the Plan and determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Plan’s Board of Directors.

Eligibility

The non-union employees of Stillwater Mining Company (the Company) are eligible to participate in the deferral and match components of the Plan upon the employee’s date of hire. Eligible non-union employees enter the Plan the first day of the month immediately following or coincident with the date the eligibility provisions are met. Effective January 1, 2015, the Plan requires 30 days of service to participate in the Plan.

Contributions

The Plan includes a salary deferral arrangement allowed under Section 401(k) of the Internal Revenue Code (IRC). Eligible participants are permitted to elect a percentage, as limited by Plan provisions, of their compensation contributed as pre-tax

401(k) contributions to the Plan.

The Plan includes an auto-enrollment provision whereby all non-union employees are automatically enrolled in the Plan unless they have in effect a salary deferral arrangement at least equal to the automatic deferral amount or unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, and their contributions are invested in the designated default fund until changed by the participant.

Effective January 1, 2015, annual auto enrollment applies to those participants who have previously declined auto enrollment and also have no contributions in the elective deferral source, at a rate of 6% occurring on or about the second payroll period of each January.

Participants may also make after-tax contributions to the Plan, as limited by Plan provisions. Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions.

The Company contributes a Qualified Automatic Contribution Arrangement (QACA) safe harbor matching contribution equal to 150% of salary deferrals up to the first 4% of Plan compensation plus 100% of salary deferrals up to the next 2% of Plan compensation. The Plan allows for Company QACA safe harbor matching contributions in Company common stock or cash. Effective September 1, 2015, the Company discontinued making the Company match in the form of Company common stock.

(5)

STILLWATER MINING COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

The Company may elect to make a discretionary non-elective contribution to the Plan. Non-elective contributions are allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the plan year. Participants must be employed on the last day of the plan year to receive non-elective contributions. There were no discretionary non-elective contributions for the year ended December 31, 2015.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of contributions into various investment options offered by the Plan. Contributions are subject to certain Internal Revenue Service (IRS) limitations.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions, the Company’s safe harbor matching contribution, an allocation of the Company’s discretionary non-elective contribution, and an allocation of Plan earnings or losses. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, or participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account.

Effective October 1, 2015, participants can no longer direct their monies to purchase shares of Stillwater Mining Company common stock.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts, plus actual earnings thereon, is based on years of credited service. A participant is 100% vested after one year of credited service for the employer safe harbor matching contributions and after three years of credited service for the employer non-elective contribution. Notwithstanding the above, a participant is fully vested upon reaching normal retirement age, death, or permanent disability.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made) or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear an interest rate of prime, as reported by the U.S. Federal Reserve on the last business day of a calendar quarter effective for loans made on and after the first business

(6)

STILLWATER MINING COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants (Continued)

day of the subsequent quarter, plus 2%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive the value of the vested interest in his or her account in the form of a lump sum distribution or installments. The Plan allows for in-service distributions if a participant reaches age 59 1⁄2 and allows for hardship distributions subject to Plan provisions. If a participant terminates employment and the participant’s account balance does not exceed $1,000, the Plan administrator will authorize the benefit payment without the participant’s consent. If the balance of the terminated participant’s account is between $1,000 and $5,000, the Plan Sponsor may authorize that the benefit payment be rolled into an individual retirement account in the participant’s name.

Forfeitures

The nonvested portion of terminated participants accounts are used to pay administrative expenses and fund future Company contributions. Forfeited nonvested accounts as of December 31, 2015 and 2014 totaled $2,151 and $20,676, respectively. There was $16,384 of forfeitures used to pay administrative expenses for the year ended December 31, 2015. There was $8,900 of forfeitures used to fund Company matching contributions for the year ended December 31, 2015. There was $3,719 returned to participants for the year ended December 31, 2015. There was $10,478 forfeited by participants for the year ended December 31, 2015.

Plan to Plan Transfers

The Company also sponsors the Stillwater Mining Company Bargaining Unit 401(k) Plan, which covers union employees of the Company (as defined by the plan document). Transfers to and from this Plan occur when the union membership status of an employee changes. There were net transfers into the Plan of $420,117 during the year ended December 31, 2015.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company contributions.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(7)

STILLWATER MINING COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefit Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the plan year.

Administrative Expenses

The Plan’s expenses are paid either by the Plan or the Company. Expenses paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statements of changes in net assets available for benefits. In addition, certain investment related expenses are included in net depreciation in fair value of investments presented in the accompanying statements of changes in net assets available for benefits.

Notes Receivable from Participants

Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent notes receivable are recorded as distributions on the basis of the terms of the Plan document.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. These investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of the investment securities will occur in the near term and that such

(8)

STILLWATER MINING COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties (Continued)

changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

As of December 31, 2015 and 2014, Plan investments included $10,086,120 and $14,317,675 of Company common stock, respectively. This investment is exposed to market risk from changes in the fair value of such shares.

Reclassifications

Certain amounts in the 2014 financial statements have been reclassified to conform with the 2015 presentation. These reclassifications do not affect net assets available for benefits as previously reported.

Subsequent Events

The Plan has evaluated subsequent events through June 28, 2016, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I clarifies fully benefit-responsive investment contracts are limited to direct investments between the Plan and the issuer. Part I also eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measurement for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured at fair value. Plans will continue to disaggregate investments that are measured at fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements should be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The amendments within Parts I and II require retrospective application. Management has elected to early adopt the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

NOTE 3 FAIR VALUE OF INVESTMENTS

The Fair Value Measurement topic of the FASB Accounting Standards Codification provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or

(9)

STILLWATER MINING COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 3 FAIR VALUE OF INVESTMENTS (CONTINUED)

liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 –  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 –  Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –  Inputs to the valuation methodology are unobservable and significant to the fair market value measurement. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the valuation methodologies used during 2015 and 2014.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stock: Valued at the closing price reported in the active market in which the individual security is traded.

(10)

STILLWATER MINING COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 3 FAIR VALUE OF INVESTMENTS (CONTINUED)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$46,016,201	$—	$—	$46,016,201
Common Stock	10,086,120	—	—	10,086,120

Total Investments at Fair Value	$56,102,321	$—	$—	$56,102,321

	2014
	Level 1	Level 2	Level 3	Total
Mutual Funds	$47,514,919	$—	$—	$47,514,919
Common Stock	14,317,675	—	—	14,317,675

Total Investments at Fair Value	$61,832,594	$—	$—	$61,832,594

NOTE 4 GROUP ANNUITY CONTRACT WITH INSURANCE COMPANY

Effective December 1, 2014, the Plan entered into a benefit-responsive evergreen group annuity contract with Prudential Retirement Insurance and Annuity Company (PRIAC). This product is backed by the full faith and credit of PRIAC. This is not considered a traditional guaranteed investment contract. PRIAC maintains the contributions in a general account. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Interest is credited on contract balances using a single portfolio rate approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. The crediting rate is based on a formula established by the contract issuer but may not be less than 1.5%. The crediting interest rate was 1.95% as of December 31, 2015.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Generally, there are no events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are no events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

(11)

STILLWATER MINING COMPANY

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 5 INCOME TAX STATUS

The Plan is placing reliance on a favorable opinion letter dated April 29, 2014 received from the IRS on the prototype plan indicating that the Plan is qualified under Section 401 of the IRC and is therefore not subject to tax under current income tax law. The prototype Plan has been amended since receiving the prototype opinion letter. However, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax years in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 6 PARTY-IN-INTEREST TRANSACTIONS

Prudential Bank & Trust, FSB, the Plan trustee as of December 1, 2014, is a wholly owned subsidiary of Prudential Financial. Prudential Retirement, the record keeper of the Plan effective December 1, 2014, is a division of Prudential Financial. The operations of Prudential Retirement are conducted principally through PRIAC, a wholly-owned subsidiary of Prudential Financial. Certain Plan investments are managed by PRIAC. These transactions qualified as exempt party-in-interest transactions.

Fees incurred by the Plan for services with PRIAC, Prudential Retirement, and Prudential Bank & Trust, FSB are considered exempt party-in-interest transactions.

The Company made matching contributions in Company common stock of $1,780,952 (136,406 shares) during the year ended December 31, 2015. As of December 31, 2015, the Plan held $10,086,120 (1,176,910 shares) of Company common stock. As of December 31, 2014, the Plan held $14,317,675 (971,348 shares) of Company common stock.

(12)

STILLWATER MINING COMPANY

401(k) PLAN

E.I.N. 81-0480654 PLAN NO. 001

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value
	Lord Abbett	Developing Growth I - Mutual Fund	**	$3,815,783
	Vanguard	Institutional Index - Mutual Fund	**	3,820,708
	Dodge & Cox	International Stock Fund - Mutual Fund	**	2,278,878
*	PRU QMA	Small Cap Value Z - Mutual Fund	**	544,172
*	Prudential	Total Return Bond Q - Mutual Fund	**	3,376,590
	Oppenheimer	Developing Markets I - Mutual Fund	**	2,604,689
	Invesco	Comstock R6 - Mutual Fund	**	3,727,671
	Vanguard	Total Bond Index - Mutual Fund	**	585,313
	Vanguard	Mid Cap Index Fund - Mutual Fund	**	1,995,931
	American Beacon	Mid Cap - Mutual Fund	**	532,552
	Vanguard	Developing Markets Index Adm - Mutual Fund	**	328,264
	American Century	Disciplined Growth I - Mutual Fund	**	4,836,102
	AB	Discovery Growth Z - Mutual Fund	**	2,572,970
	Vanguard	Small Cap Index Adm - Mutual Fund	**	498,652

	Stillwater Aggressive Blend:
	Vanguard	Institutional Index - Mutual Fund	**	3,094,165
	American Century	Disciplined Growth I - Mutual Fund	**	629,957
	Invesco	Comstock R6 - Mutual Fund	**	608,188
	Lord Abbett	Developing Growth I - Mutual Fund	**	224,729
*	PRU QMA	Small Cap Value Z - Mutual Fund	**	229,234
	Dodge & Cox	International Stock Fund - Mutual Fund	**	819,948
	Oppenheimer	Developing Markets I - Mutual Fund	**	463,329
*	Prudential	Total Return Bond Q - Mutual Fund	**	648,026
	Loomis Sayles	Strategic Income Y - Mutual Fund	**	444,628
	Oppenheimer	Real Estate Y - Mutual Fund	**	590,488

	Stillwater Moderate Blend:
	Vanguard	Institutional Index - Mutual Fund	**	1,099,656
	American Century	Disciplined Growth I - Mutual Fund	**	228,209
	Invesco	Comstock R6 - Mutual Fund	**	220,830
	Lord Abbett	Developing Growth I - Mutual Fund	**	72,294
*	PRU QMA	Small Cap Value Z - Mutual Fund	**	73,939
	Dodge & Cox	International Stock Fund - Mutual Fund	**	233,072
	Oppenheimer	Developing Markets I - Mutual Fund	**	97,369
*	Prudential	Total Return Bond Q - Mutual Fund	**	1,405,340
	Loomis Sayles	Strategic Income Y - Mutual Fund	**	179,629
	Oppenheimer	Real Estate Y - Mutual Fund	**	203,246

(13)

STILLWATER MINING COMPANY

401(k) PLAN

E.I.N. 81-0480654 PLAN NO. 001

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value
	Stillwater Moderate Aggressive:
	Vanguard	Institutional Index - Mutual Fund	**	462,153
	American Century	Disciplined Growth I - Mutual Fund	**	89,478
	Invesco	Comstock R6 - Mutual Fund	**	86,464
	Lord Abbett	Developing Growth I - Mutual Fund	**	36,318
*	PRU QMA	Small Cap Value Z - Mutual Fund	**	37,114
	Dodge & Cox	International Stock Fund - Mutual Fund	**	111,431
	Oppenheimer	Developing Markets I - Mutual Fund	**	54,220
*	Prudential	Total Return Bond Q - Mutual Fund	**	262,595
	Loomis Sayles	Strategic Income Y - Mutual Fund	**	60,297
	Oppenheimer	Real Estate Y - Mutual Fund	**	68,077

	Stillwater Moderate Conservative:
*	Prudential	Guaranteed Income Fund - Insurance Product	**	16,706
	Vanguard	Institutional Index - Mutual Fund	**	56,282
	American Century	Disciplined Growth I - Mutual Fund	**	12,837
	Invesco	Comstock R6 - Mutual Fund	**	12,427
	Lord Abbett	Developing Growth I - Mutual Fund	**	3,047
	Target	Small Cap Value T - Mutual Fund	**	3,121
	Dodge & Cox	International Stock Fund - Mutual Fund	**	14,088
	Oppenheimer	Developing Markets I - Mutual Fund	**	5,518
*	Prudential	Total Return Bond Q - Mutual Fund	**	167,764
	Loomis Sayles	Strategic Income Y - Mutual Fund	**	15,197
	Oppenheimer	Real Estate Y - Mutual Fund	**	17,199

	Stillwater Conservative:
*	Prudential	Guaranteed Income Fund - Insurance Product	**	245,314
	Vanguard	Institutional Index - Mutual Fund	**	129,535
	American Century	Disciplined Growth I - Mutual Fund	**	31,302
	Invesco	Comstock R6 - Mutual Fund	**	30,174
	Lord Abbett	Developing Growth I - Mutual Fund	**	14,973
	Target	Small Cap Value T - Mutual Fund	**	15,202
	Dodge & Cox	International Stock Fund - Mutual Fund	**	40,362
*	Prudential	Total Return Bond Q - Mutual Fund	**	981,191
	Loomis Sayles	Strategic Income Y - Mutual Fund	**	29,278
	Oppenheimer	Real Estate Y - Mutual Fund	**	84,006

(14)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value

*	Stillwater Mining Company	Common Stock	**	10,086,120

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund (at Contract Value)	**	17,074,679

*	Participants	Participant Loans; Interest Rates of 5.25% - 9.75%	-	1,563,250

				$75,002,270

*	Indicates Party-in-Interest
**	Cost omitted for participant-directed accounts

(15)

STILLWATER MINING COMPANY 401(k) PLAN

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Tanner LLC, Independent Registered Public Accounting Firm

(16)